UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 15 January 2022, London UK

Update - GSK Consumer Healthcare

GlaxoSmithKline (GSK) plc today confirms that it has received three unsolicited, conditional and non-binding proposals from Unilever plc to acquire the GSK Consumer Healthcare business. The latest proposal received on 20th December 2021 was for a total acquisition value of £50 billion comprising £41.7 billion in cash and £8.3 billion in Unilever shares. The Consumer Healthcare business is a Joint Venture between GSK and Pfizer, with GSK holding a majority controlling interest of 68% and Pfizer 32%.

GSK rejected all three proposals made on the basis that they fundamentally undervalued the Consumer Healthcare business and its future prospects.

The Board of GSK is strongly focused on maximising value for GSK shareholders and has carefully evaluated each Unilever proposal. In doing so, the Board and its advisers assessed the proposals relative to the financial planning assessments completed to support the proposed demerger of the business in mid-2022, including the sales growth outlook set out below.

Global leader in Consumer Healthcare
The Consumer Healthcare business has been transformed since 2014 through the successful integrations of GSK's business with the Novartis consumer health portfolio in 2015 and the Pfizer portfolio in 2019. Importantly, this transformation has also provided a platform to scale and optimise many aspects of the Consumer Healthcare business including divesting lower growth brands, introducing a new R&D/innovation model, optimising the supply chain and manufacturing network, alongside continued investment in new digital, data and analytic platforms and capabilities.

This has resulted in the creation of a leading global consumer healthcare business with annual sales of £9.6 billion in 20211. The business has an exceptional portfolio of world-class, category-leading brands; global scale with footprint and distribution capability to serve more than 100 markets; strong brand building, innovation and digital capabilities; and offers a unique proposition that combines trusted science with human understanding.

The business is led by a highly skilled management team with deep experience in consumer healthcare and FMCG with strong commitment to delivery on its purpose and growth ambitions.

Superior growth and highly attractive financial profile
The business is well-positioned to sustainably grow ahead of its categories in the years to come. The fundamentals for the £150 billion consumer healthcare sector are strong, reflecting an increased focus on health and wellness, significant demand from an ageing population and emerging middle class, and sizeable unmet consumer needs.

Over the period 2019-2021 the Consumer Healthcare business delivered a 4% organic sales growth CAGR2 outpacing its categories and despite the adverse impact of the COVID pandemic.

Superior sales growth for the business is expected to result from a strategy that puts the consumer at the heart of the business to better address every-day health and wellness needs, in particular by increasing household penetration of its leading brands and capitalising on new and emerging growth opportunities arising from innovation and the use of new technologies and digital platforms, all underpinned by continued strong execution and financial discipline. Over the medium term, superior sales growth is expected to be primarily driven by continued momentum of key brands in Oral Care, VMS, and Pain Relief; accelerating innovation in the US and China; and further growth in emerging markets.

Reflecting these trends, and the investments made and planned for the business, the Board of GSK is confident that the Consumer Healthcare business can sustainably deliver annual organic sales growth in the range of 4-6% (CER) over the medium term.

The combination of superior organic sales growth, operating margin expansion and consistent high cash generation will, we believe, offer both existing and prospective shareholders a highly attractive financial profile that facilitates continued investment in growth, the delivery of attractive returns and the opportunity of continued participation in long-term value creation.

Proposals fundamentally failed to reflect the intrinsic value of the business and its potential
The Board of GSK unanimously concluded that the proposals were not in the best interests of GSK shareholders as they fundamentally undervalued the Consumer Healthcare business and its future prospects.

The Board of GSK therefore remains focused on executing its proposed demerger of the Consumer Healthcare business, to create a new independent global category-leading consumer company which, subject to approval from shareholders, is on track to be achieved in mid-2022.

Capital Markets event
GSK intends to share further details of the strategy, brands, capabilities and operations, including detailed financial information and future growth ambitions for the new Consumer Healthcare business at a virtual Capital Markets Day for investors and analysts on Monday 28th February 2022.

Notes
1Unaudited. (2021 full year results for GSK due to be announced on 9th February 2022)
2 Excluding the impact of brands divested/ under review, on a CER basis

About GSK
GSK is a science-led global healthcare company. For further information please visit www.gsk.com/about-us.

GSK enquiries:
Media enquiries:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Analyst/Investor enquiries:	Nick Stone	+44 (0) 7717 618834	(London)
	Sonya Ghobrial	+44 (0) 7392 784784	(Consumer)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward looking statements
This announcement contains statements that are, or may be deemed to be, "forward-looking statements". GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the Company's Annual Report on Form 20-F for 2020, GSK's 2021 Q3 Results and any impacts of the COVID-19 pandemic.  GSK undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.  Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: January 17, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc